SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33101; File No. 812-14832

Weiss Strategic Interval Fund and Weiss Multi-Strategy Advisers LLC

May 21, 2018

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under sections 6(c) and 23(c)(3) of the Investment Company Act of 1940 (the "Act") for an exemption from rule 23c-3 under the Act.

Summary of Application: Applicants request an order under sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of rule 23c-3 to permit certain registered closed-end investment companies to make repurchase offers on a monthly basis.

Applicants: Weiss Strategic Interval Fund (the "Fund") and Weiss Multi-Strategy Advisers LLC (the "Adviser").

Filing Dates: The application was filed on October 11, 2017 and amended on March 19, 2018.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 15, 2018, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants: Jeffrey Dillabough, Weiss Multi-Strategy Advisers

LLC, 320 Park Avenue, New York, NY 10022.

FOR FURTHER INFORMATION CONTACT: Asen Parachkevov, Senior Counsel, or Andrea

Ottomanelli Magovern, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Fund is a Delaware statutory trust that is registered under the Act as a diversified,

closed-end management investment company that will be operated as an interval fund.   The

Adviser is a Delaware limited liability company and is registered as an investment adviser under

the Investment Advisers Act of 1940. The Adviser serves as investment adviser to the Fund.

2.   Applicants request that any relief granted also apply to any registered closed-end

management investment company that operates as an interval fund pursuant to rule 23c-3 for

which the Adviser or any entity controlling, controlled by, or under common control with the

Adviser, or any successor in interest to any such entity,[1] acts as investment adviser (the "Future

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[1] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

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Funds," and together with the Fund, the "Funds," and each, individually, a "Fund").[2] The Fund's common shares are not offered or traded in the secondary market and are not listed on any exchange or quoted on any quotation medium.

3. Applicants request an order to permit each Fund to offer to repurchase a portion of its common shares at one-month intervals, rather than the three, six, or twelve-month intervals specified by rule 23c-3.

4. Each Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by rule 23c-3(b)(1). The fundamental policy will be changeable only by a majority vote of the holders of such Fund's outstanding voting securities. Under the fundamental policy, the repurchase offer amount will be determined by the board of trustees of the applicable Fund ("Board") prior to each repurchase offer. Each Fund will comply with rule 23c-3(b)(8)'s requirements with respect to its trustees who are not interested persons of such Fund, within the meaning of section 2(a)(19) of the Act ("Disinterested Trustees") and their legal counsel. Each Fund will make monthly offers to repurchase not less than 5% of its outstanding shares at the time of the repurchase request deadline. The repurchase offer amounts for the then-current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then-current monthly period, will not exceed 25% of the outstanding common shares of the applicable Fund.

5. Each Fund's fundamental policies will specify the means to determine the repurchase request deadline and the maximum number of days between each repurchase request deadline

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[2] All entities currently intending to rely on the requested relief have been named as applicants. Any entity that relies on the requested order in the future will do so only in accordance with the terms and conditions of the application.

and the repurchase pricing date. Each Fund's repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after close of business on that date.

6.   Pursuant to rule 23c-3(b)(1), each Fund will repurchase shares for cash on or before the repurchase payment deadline, which will be no later than seven calendar days after the repurchase pricing date. The Fund (and any Future Fund) currently intends to make payment by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date. Each Fund will make payment for shares repurchased in the previous month's repurchase offer at least five business days before sending notification of the next repurchase offer. The Fund intends to, and a Future Fund may, deduct a repurchase fee in an amount not to exceed 2% from the repurchase proceeds payable to tendering shareholders, in compliance with rule 23c-3(b)(1).

7.   Each Fund will provide common shareholders with notification of each repurchase offer no less than seven days and no more than fourteen days prior to the repurchase request deadline. The notification will include all information required by rule 23c-3(b)(4)(i). Each Fund will file the notification and the Form N-23c-3 with the Commission within three business days after sending the notification to its respective common shareholders.

8.   The Funds will not suspend or postpone a repurchase offer except pursuant to the vote of a majority of its Trustees, including a majority of its Disinterested Trustees, and only under the limited circumstances specified in rule 23c-3(b)(3)(i). The Funds will not condition a repurchase offer upon tender of any minimum amount of shares. In addition, each Fund will comply with the pro ration and other allocation requirements of rule 23c-3(b)(5) if common shareholders tender more than the repurchase offer amount. Further, each Fund will permit

tenders to be withdrawn or modified at any time until the repurchase request deadline, but will not permit tenders to be withdrawn or modified thereafter.

9. From the time a Fund sends its notification to shareholders of the repurchase offer until the repurchase pricing date, a percentage of such Fund's assets equal to at least 100% of the repurchase offer amount will consist of: (a) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which such Fund has valued such investment within a period equal to the period between the repurchase request deadline and the repurchase payment deadline; or (b) assets that mature by the next repurchase payment deadline. In the event the assets of a Fund fail to comply with this requirement, the Board will cause such Fund to take such action as it deems appropriate to ensure compliance.

10. In compliance with the asset coverage requirements of section 18 of the Act, any senior security issued by, or other indebtedness of, a Fund will either mature by the next repurchase pricing date or provide for such Fund's ability to call, repay or redeem such senior security or other indebtedness by the next repurchase pricing date, either in whole or in part, without penalty or premium, as necessary to permit that Fund to complete the repurchase offer in such amounts determined by its Board.

11. The Board of each Fund will adopt written procedures to ensure that such Fund's portfolio assets are sufficiently liquid so that it can comply with its fundamental policy on repurchases and the liquidity requirements of rule 23c-3(b)(10)(i). The Board of each Fund will review the overall composition of the portfolio and make and approve such changes to the procedures as it deems necessary.

Applicants' Legal Analysis:

1.　　Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision of the Act or rule thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.　　Section 23(c) of the Act provides in relevant part that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

3.　　Rule 23c-3 under the Act permits a registered closed-end investment company to make repurchase offers for its common stock at net asset value at periodic intervals pursuant to a fundamental policy of the investment company. "Periodic interval" is defined in rule 23c-3(a)(1) as an interval of three, six, or twelve months. Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to shareholders no less than 21 calendar days and no more than 42 calendar days before the repurchase request deadline.

4.　　Applicants request an order pursuant to sections 6(c) and 23(c) of the Act exempting them from rule 23c-3(a)(1) to the extent necessary to permit the Funds to make monthly repurchase offers. Applicants also request an exemption from the notice provisions of rule 23c-3(b)(4) to the extent necessary to permit each Fund to send notification of an upcoming repurchase offer to shareholders at least seven days but no more than fourteen calendar days in advance of the repurchase request deadline.

5.   Applicants contend that monthly repurchase offers are in the public interest and in the common shareholders' interests and consistent with the policies underlying rule 23c-3. Applicants assert that monthly repurchase offers will provide investors with more liquidity than quarterly repurchase offers. Applicants assert that shareholders will be better able to manage their investments and plan transactions, because if they decide to forego a repurchase offer, they will only need to wait one month for the next offer. Applicants also contend that the portfolio of each Fund will be managed to provide ample liquidity for monthly repurchase offers.

6.   Applicants propose to send notification to shareholders at least seven days, but no more than fourteen calendar days, in advance of a repurchase request deadline. Applicants assert that, because the Fund (and any Future Fund) currently intends to make payment on the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date, the entire procedure will be completed before the next notification is sent out to shareholders, thus avoiding any overlap. Applicants believe that these procedures will eliminate any possibility of investor confusion. Applicants also state that monthly repurchase offers will be a fundamental feature of the Funds, and their prospectuses will provide a clear explanation of the repurchase program.

7.   Applicants submit that for the reasons given above the requested relief is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief shall be subject to the following conditions:

1.   The Fund (and any Future Fund relying on this relief) will make a repurchase offer pursuant to rule 23c-3(b) for a repurchase offer amount of not less than 5% in any one-month period. In addition, the repurchase offer amount for the then-current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then-current monthly period, will not exceed 25% of the Fund's (or Future Fund's, as applicable) outstanding common shares. The Fund (and any Future Fund relying on this relief) may repurchase additional tendered shares pursuant to rule 23c-3(b)(5) only to the extent the percentage of additional shares so repurchased does not exceed 2% in any three-month period.

2.   Payment for repurchased shares will occur at least five business days before notification of the next repurchase offer is sent to shareholders of the Fund (or Future Fund relying on this relief).

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary